The Gymboree Corporation

500 Howard Street

San Francisco, CA 94105

(415) 278-7000

April 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Rufus Decker

Re:	The Gymboree Corporation

Form 10-K for Transition Period Ended July 30, 2016

Filed October 28, 2016

File No. 000-21250

Dear Mr. Decker:

This letter is submitted on behalf of The Gymboree Corporation, a Delaware corporation (the “Company”), in response to the comment letter, dated April 7, 2017 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Form 10-K for the Transition Period ended July 30, 2016, filed on October 28, 2016 (the “Transition Period Report”).

For the convenience of the Staff’s review, the comment contained in the Comment Letter has been set forth below in italics, followed by the response of the Company.

Form 10-K for Transition Period Ended July 30, 2016

Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation and Amortization (Non-GAAP measure), page 29

1.	We read your response to comment 1. You believe Adjusted EBITDA provides investors with important information in evaluating the Company under the agreements governing its indebtedness. Please disclose the material terms in which this measure is used in the indenture for the 9.125% senior notes. For the debt covenants referenced in your response related to other indebtedness, please disclose for each period presented the actual computations, along with other information relevant to understanding the Adjusted EBITDA amounts presented. Please also disclose the amounts or limits required for compliance with each covenant. Refer to Non-GAAP Financial Measures Compliance and Disclosure Interpretation, Question 102.09.

Company Response:

In response to the Staff’s comment, the Company will include disclosure in future filings with the Commission as follows:

Mr. Rufus Decker Securities and Exchange Commission Division of Corporation Finance Page 2	April 20, 2017

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)

(Non-GAAP Measure)

In the table below, we present Adjusted EBITDA (which is defined as net income (loss) from continuing operations attributable to The Gymboree Corporation before interest expense, interest income, income taxes, and depreciation and amortization (EBITDA), adjusted for the other items described below), which is considered a non-GAAP financial measure. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our computation of Adjusted EBITDA may vary from others in the retail industry. Adjusted EBITDA should not be considered an alternative to operating income or net income (loss) from continuing operations, as a measure of operating performance or cash flow, or as a measure of liquidity. Adjusted EBITDA has important limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. For example, Adjusted EBITDA:

•	does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	excludes income tax payments that represent a reduction in cash available to us; and

•	does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of ongoing operations.

As calculated, Adjusted EBITDA is the same as “EBITDA” under the indenture governing the Notes and “Consolidated EBITDA” as defined under the agreement governing our Senior Credit Facilities. We present Adjusted EBITDA because we believe it provides important information to investors about our ability to comply with various covenants in documents governing our indebtedness.

Under the indenture governing the Notes, Adjusted EBITDA must be at least two times our net interest expense (pro forma for the additional debt to be incurred) for our most recently ended four fiscal quarters in order for us to incur certain additional indebtedness, which we refer to as our Fixed Charge Coverage Ratio in the table below. In addition, under our Senior Credit Facilities, if Availability (as defined under our ABL Facility) drops below $50 million and our trailing twelve-month Adjusted EBITDA (“TTM Adjusted EBITDA”) is not at least $60 million (increasing to $85 million after January 28, 2017), we may be required to make a partial pre-payment on our $50 million ABL Term Loan.

Mr. Rufus Decker Securities and Exchange Commission Division of Corporation Finance Page 3	April 20, 2017

The following table provides a reconciliation of net income (loss) from continuing operations to Adjusted EBITDA from continuing operations for the periods ended (in thousands):

	26 Weeks Ended		Year Ended
	July 30, 2016	August 1, 2015	January 30, 2016	January 31, 2015	February 1, 2014
Net income (loss) from continuing operations	$8,657	$(54,700)	$(21,777)	$(588,869)	$(213,394)
Net loss from continuing operations attributable to noncontrolling interest	2,998	1,985	5,014	6,081	4,868

Net income (loss) from continuing operations attributable to The Gymboree Corporation	11,655	(52,715)	(16,763)	(582,788)	(208,526)
Reconciling items (a):
Interest expense	39,581	42,707	85,990	82,378	81,558
Interest income	(19)	(17)	(34)	(45)	(132)
Income tax (benefit) expense	(610)	1,484	2,507	(76,320)	(1,882)
Depreciation and amortization (b)	19,398	19,907	39,850	42,435	44,846
Non-cash share-based compensation expense	1,243	1,852	3,367	4,624	5,809
Phantom equity incentive plan expense	4,062	—	—	—	—
Loss on disposal/impairment on assets	1,456	542	3,706	8,457	12,254
Loss on contract termination	5,689	—	—	—	—
(Gain) loss on extinguishment of debt	(66,853)	—	(41,522)	—	834
Goodwill and intangible asset impairment	2,600	—	—	591,396	157,189
Acquisition-related adjustments (c)	7,674	6,001	11,915	12,005	15,590
Severance	620	2,050	4,301	1,933	2,333
Professional fees, primarily related to cost-saving initiatives	—	—	—	1,829	310
Web platform abandonment charge (settlement)	—	—	—	(822)	1,400
Distribution center consolidation	651	—	—	—	—
Fiscal year-end change	360	—	—	—	—
Litigation and other	(429)	964	1,458	(1,144)	1,591

Adjusted EBITDA from continuing operations	$27,078	$22,775	$94,775	$83,938	$113,174

(a) Excludes amounts related to noncontrolling interest, which are already excluded from net income (loss) from continuing operations attributable to The Gymboree Corporation.
(b) Includes the following:
Amortization of intangible assets (impacts SG&A)	$699	$699	$1,399	$1,399	$3,274
Amortization of below and above market leases (impacts COGS)	(466)	(347)	(745)	(958)	(1,446)

	$233	$352	$654	$441	$1,828

(c) Includes the following:
Additional rent expense recognized due to the elimination of deferred rent and construction allowances in purchase accounting (impacts COGS)	$3,532	$3,767	$7,517	$8,241	$8,877
Sponsor fees, legal and accounting, as well as other costs incurred as a result of the Acquisition or refinancing (impacts SG&A)	4,142	2,234	4,398	3,764	4,377
Decrease in net sales due to the elimination of deferred revenue related to the Company’s co-branded credit card program in purchase accounting (impacts net sales)	—	—	—	—	2,336

	$7,674	$6,001	$11,915	$12,005	$15,590
Acquisition-related adjustments remove the impact of purchase accounting, as a result of the November 23, 2010 Merger (refer to Item 1A. Risk Factors).

Mr. Rufus Decker Securities and Exchange Commission Division of Corporation Finance Page 4	April 20, 2017

The following table shows the impact of the debt covenants under the terms of the Notes and our Senior Credit Facilities (dollars in thousands):

	26 Weeks Ended		Year Ended
	July 30, 2016	August 1, 2015	January 30, 2016	January 31, 2015	February 1, 2014
TTM Adjusted EBITDA	$99,079	N/A	$94,775	N/A	N/A
Minimum TTM Adjusted EBITDA(i)	$60,000	N/A	$60,000	N/A	N/A
Calculation of Fixed Charge Coverage Ratio:
Adjusted EBITDA	$27,078	$22,775	$94,775	$83,938	$113,174
Interest expense, net	39,562	42,690	85,956	82,333	81,426

Fixed Charge Coverage Ratio	0.7	0.5	1.1	1.0	1.4

Minimum Fixed Charge Coverage Ratio	2.0	2.0	2.0	2.0	2.0

(i)	Effective as of the 2nd amendment of the ABL Facility in April 2016.

*    *    *

Mr. Rufus Decker Securities and Exchange Commission Division of Corporation Finance Page 5	April 20, 2017

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (415) 278-7000 or Kimberly Holtz MacMillan, Esq., Vice President, General Counsel of the Company at (415) 278-7228.

Very truly yours,

The Gymboree Corporation

By:	/s/ Andrew North
Name:	Andrew North
Title:	Chief Financial Officer

Copy to:

Kimberly Holtz MacMillan, Esq., Vice President, General Counsel, The Gymboree Corporation

Thomas Holden, Ropes & Gray LLP